BLOOM STACK CORP

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Bloom Stack Corp
Scotts Valley, California

We have reviewed the accompanying financial statements of Bloom Stack Corp (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

February 22, 2021
Los Angeles, California

BLOOM STACK CORP
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2020**		**2019**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	5,232	$	11,504
Accounts receivable—net		91,558		600
Prepaids and other current assets		43,280		-
Total current assets		**140,069**		**12,104**
Total assets	**$**	**140,069**	**$**	**12,104**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Owner loans	$	188,501	$	100,000
Accounts payable		44,236		-
Other current liabilities		151,708		-
Total current liabilities		**384,445**		**100,000**
Total liabilities		**384,445**		**100,000**
STOCKHOLDERS EQUITY				
Common Stock		46		40
Additional Paid in Capital		149,994		120,000
Issuance of Future Equity Obligations (SAFEs)		725,000		350,000
Retained earnings/(Accumulated Deficit)		(1,119,416)		(557,936)
Total stockholders' equity		**(244,376)**		**(87,896)**
Total liabilities and stockholders' equity	**$**	**140,069**	**$**	**12,104**

See accompanying notes to financial statements.

BLOOM STACK CORP

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
Net revenue	$	379,732	$	54,989
Operating expenses				
General and administrative		646,141		90,347
Sales and marketing		22,241		-
Research and development		269,796		450,944
Total operating expenses		938,178		541,291
Operating income/(loss)		(558,446)		(486,301)
Interest expense		-		-
Other Loss/(Income)		-		-
Income/(Loss) before provision for income taxes		(558,446)		(486,301)
Provision/(Benefit) for income taxes		3,034		659
Net income/(Net Loss)	**$**	**(561,479)**	**$**	**(486,960)**

See accompanying notes to financial statements.

(in , $US)	Common Stock		Additional Paid in Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount			
Balance—December 31, 2018	4,000,000 $	40	$ 100,000	$ (70,976)	$ 29,064
Contribution	-	-	120,000		$ 120,000
Issuance of Future Equity Obligation (SAFEs)	-	-	250,000		250,000
Repurchase of Common Stock	-	-			
Net income/(loss)				(486,960)	(486,960)
Balance—December 31, 2019	4,000,000 $	40	$ 470,000	$ (557,936)	$ (87,896)
Issuance of Common Stock	630,476	6	29,994		30,000
Issuance of Future Equity Obligation (SAFEs)			375,000		375,000
Net income/(loss)				(561,479)	(561,479)
Balance—December 31, 2020	4,630,476 $	46	$ 874,994	$ (1,119,416)	$ (244,376)

See accompanying notes to financial statements.

BLOOM STACK CORP
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(561,479)	$	(486,960)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Accounts receivable		(90,958)		(600)
Prepaid expenses and other current assets		(43,280)		-
Accounts payable and accrued expenses		44,236		-
Other current liabilities		151,708		-
Net cash provided/(used) by operating activities		**(499,773)**		**(487,560)**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of Common Stock		30,000		120,000
Borrowing on Owner loan		88,501		98,000
Borrowing on SAFE		375,000		250,000
Net cash provided/(used) by financing activities		**493,501**		**468,000**
Change in cash		(6,272)		(19,560)
Cash—beginning of year		11,504		31,064
Cash—end of year	**$**	**5,232**	**$**	**11,504**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Bloom Stack Corp was formed on July 28, 2018 in the state of Delaware. The financial statements of Bloom Stack Corp (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's address is located in Scotts Valley, California; however, it operates and reports income in state of Florida.

Bloomstack is a comprehensive marijuana business platform with the least amount of complexity. Bloomstack's simple and easy to use interface keeps your team composed and always in the know. This supercharges your ability to focus on more things that truly matter.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020, and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Income Taxes

Bloom Stack Corp is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

The Company earns revenues by charging customers for the use of its cannabis industry software.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $22,241 and $0, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Software Development Costs – Externally Sold Software

Since the Company is a startup, it was decided to expense the software development costs that are incurred even after technological feasibility point.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 22, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of December 31,	2020	2019
Prepaid expenses	$ 43,280	
Prepaids and other current assets	**$ 43,280**	**$ -**

Other current liabilities consist of the following items:

As of December 31,	2020	2019
Accrued Wages	$ 131,500	$ -
Payroll Liabilities	$ 20,208	
Total Other Current Liabilities	**$ 151,708**	**$ -**

4.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of common shares with par value of $ 0.00001. As of December 31, 2020, and December 31, 2019, 4,630,476 and 4,000,000 of common stocks have been issued and are outstanding.

SAFE(s)

The summary of the Company's Simple Agreements for Future Equity ("SAFE") and the terms is as follows:

SAFE(s)	Borrowing Period	Valuation Cap	Discount	As of Year Ended December 31, 2020	As of Year Ended December 31, 2019
Safes 2018	Fiscal Year 2018	n/a	20%	$ 100,000	$ 100,000
Safe 2019	Fiscal Year 2019	n/a	20%	$ 250,000	$ 250,000
Safes 2020	Fiscal Year 2020	n/a	20%	$ 375,000	
Total SAFE(s)				**$ 725,000**	**$ 350,000**

If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the Discount price.

If there is a Convertible Note Financing before expiration or termination of this SAFE, Bloomstack will automatically issue to an investor a Convertible Note in the amount of the Purchase Amount, and with interest accrual beginning on the date of issuance, provided, that as a condition for exercising any of its rights thereunder, an investor will execute and deliver said Convertible Note to Bloomstack.

If there is a Liquidity Event before the expiration or termination of this SAFE, an investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from Bloomstack a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if an investor fails to select the cash option, provided that if the Liquidity Event is a transaction or event in which cash, shares of stock, and/or other assets are exchanged for Common Stock previously held by Bloomstack's stockholders, Bloomstack may instead arrange for an investor in to receive such consideration in the same amount, and form, and subject to the same terms and conditions, as if an investor had received the foregoing shares of Common Stock immediately before the Liquidity Event.

If there is a Dissolution Event before this SAFE expires or terminates, Bloomstack will pay an amount equal to the Purchase Amount, due and payable to an investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of Bloomstack to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of Bloomstack legally available for distribution to an investor and all holders of all other SAFEs (the "Dissolving Investors"), as determined in good faith by Bloomstack's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of Bloomstack legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investor. Since the SAFEs are settleable in fixed number of shares, the Company has decided to classify them as an equity instrument.

5. DEBT

Owner Loans

From November 27, 2019 until December 16, 2020, the company received several loans from the company's CEO and founder, Mr. Eric Delisle in the aggregate amount of $ 188,501. No agreement was put in place. The loan does not bear any interest and has no maturity date. The imputed interest rate is immaterial and was not recorded. As of December 31, 2020 and December 31,2019 the outstanding balance of this loan is in the amount of $188,501 and $141,832. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020		2019	
Net Operating Loss	$	(142,941)	$	(116,266)
Valuation Allowance		142,941		116,266
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020		2019	
Net Operating Loss	$	(276,086)	$	(133,145)
Valuation Allowance		276,086		133,145
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,083,500, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,089,077. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

7.   RELATED PARTY

From November 27, 2019 until December 16, 2020, the Company received several loans from the company's CEO and founder, Mr. Eric Delisle in the aggregate amount of $ 188,501. No agreement was put in place. The loan does not bear any interest and has no maturity date. The imputed interest rate is immaterial and was not recorded. As of December 31, 2020 and December 31, 2019 the outstanding balance of this loan is in the amount of $188,501 and $141,832. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

8.   COMMITMENTS AND CONTINGENCIES

Operating lease

From January 1, 2020, The Company entered into an operating lease agreement for facilities with SVJ, LLC. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

Year	Obligation
2021	$ 75,000
2022	-
2023	-
2023	-
Thereafter	-
Total future minimum operating lease payments	**$ 75,000**

Rent expense was in the amount of $ 75,000 as of December 31, 2020.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through February 22, 2021 the date the financial statements were available to be issued.

On January 30, 2021, the Company repurchased 20,000 common stock from an investor for total $ 0.2.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $561,479, an operating cash flow loss of $499,773 and liquid assets in cash of $5,232, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.